Exhibit 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Fiscal Year Ended December 31,	Eight Months Ended December 31,	Fiscal Year Ended April 30,
	2015	2014	2014	2013	2012	2011

Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(10,430)	$(5,107)	$(25,511)	$(52,509)	$(76,110)	$(26,687)
Loss from equity method investments	—	—	936	4,441	9,994	4,096
Impairment of equity method investment	—	—	—	—	10,680	—
Fixed charges	44,667	28,118	41,149	44,394	47,504	48,250
Less: interest capitalized	(62)	(333)	(256)	(368)	(407)	(1,078)

Earnings	$34,175	$22,678	$16,318	$(4,042)	$(8,339)	$24,581

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$40,420	$25,639	$38,175	$41,570	$45,008	$45,543
Estimate of interest within rental expense	4,185	2,146	2,718	2,456	2,089	1,629
Interest capitalized	62	333	256	368	407	1,078

Fixed charges	$44,667	$28,118	$41,149	$44,394	$47,504	$48,250

Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(10,492)	$(5,440)	$(24,831)	$(48,436)	$(55,843)	$(23,669)

Fixed charges from above	$44,667	$28,118	$41,149	$44,394	$47,504	$48,250
Preferred stock dividends	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$44,667	$28,118	$41,149	$44,394	$47,504	$48,250

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(10,492)	$(5,440)	$(24,831)	$(48,436)	$(55,843)	$(23,669)